NEWS RELEASE

        ELD No. 09-10

TSX: ELD   NYSE-A: EGO

    May 6, 2009

Eldorado Gold Announces the Deepest Intercept Drilled in the North Ore Shoot, Efemçukuru – 2.6 meters at 51.9 g/t Au.

(all figures in United States dollars)

VANCOUVER, B.C.  - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce that diamond drilling in the North Ore Shoot (“NOS”) at the Efemçukuru gold project, Turkey has encountered the highest grade and deepest intercept drilled in the NOS to date.  KV-310 intersected 2.6 meters (drilled length) at 51.9 g/t Au, 39.4 g/t Ag, 3.7% Pb and 4.3% Zn.  Table 1 shows the results for the three latest holes drilled in the NOS, and Figure 1 is a long section showing the hole locations and grade contours.

Paul N. Wright commented “The North Ore Shoot continues to contribute to the persistence and quality of the vein system at depth and augurs well in terms of continued potential for resource expansion.  We will continue to drill the North Ore Shoot with the intention of incorporating the results in an updated Mine Plan and Reserve Statement in Q4 2009”.

Table 1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Pb %	Zn %
KV-308	179.1	182.2	3.1	6.81	33.6	2.4	4.4
KV-310	215.8	218.4	2.6	51.9	39.4	3.7	4.3
KV-311	150.7	152.5	1.8	29.9	19.8	1.2	2.7

Stephen Juras, Ph.D., P.Geo., Manager, Geology  is the qualified person for the technical disclosure in this press release.  Samples from our Efemçukuru project are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility in Vancouver, Canada.  Analysis for gold is done on sawn half core samples using fire assay (AA finish).    Higher grade samples (>5 g/t) were re-assayed using fire assay with gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers . With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

Figure 1 Efemçukuru North Ore Shoot

Longitudinal Section Looking Southwest

South Ore
Transition
Middle Ore Shoot
North Ore Shoot
700 RL
600 RL
500 RL
400 RL
300 RL
200 RL
Untested
?
KV-311(1.75m@30g/t)
KV-308(3.1m@6.8g/t)
KV-310 (2.6m@51.9g/t)
Legend
2009 Planned Holes
2009 New Holes
Pre 2009 Drilled Holes
>= 90 g-m
>= 50 g-m
>= 12 g-m
-50
0
50
100
150
(m)